Exhibit 99.2

Questions and Answers	January 19, 2010

Why does Tyco want to acquire Broadview Security?

Broadview Security is one of the premier residential and commercial security system monitoring companies in North America. Our business model and strong customer focus make Broadview a good strategic fit within ADT North America as we offer complementary products and services while advancing Tyco’s overall growth strategy.

What synergies will result from combining Broadview with ADT North America?

This transaction will combine two of North America’s premier providers of security system monitoring services for residential and commercial customers. The companies have strong marketing and sales organizations offering highly complementary products and services. Both companies have a dedicated focus to providing superior service to our customers. Broadview Security is a good strategic fit with ADT North America and we will continue to achieve great success in this new organization under the ADT brand.

What changes can I expect as a result of this announcement?

Since the signing of the definitive agreement has just been announced, it is too early to list specific changes that may result from the merger. For employees of Broadview Security, it is still business as usual. Stay focused on delivering outstanding customer service and we will provide updates as information becomes available.

When can I expect the transaction to close?

Due to the recent announcement, the exact timing of the transaction close is not yet known. The current expectation is that it will be sometime in the second or third calendar quarter of this calendar year. However, the transaction is subject to CFL shareholder approval and other customary regulatory approvals.

How does this transition affect me?

We understand you will have many questions about this announcement and how it will affect you, our customers, and our business partners. There are many things that are not known and still have to be determined. Because both parties to this transaction are public companies, we are subject to rules governing public companies, and therefore must keep all of our communications (internal and external) within the confines of those rules. To the extent possible, we will provide updates over the coming months as integration plans are developed and further information becomes available. In the meantime, it’s business as usual. We must continue to operate against our business plan as Broadview Security and remain focused on providing our customers the superior service they expect from us.

What can our customers expect from the merger?

Due to the recent nature of the announcement, it is too early to provide detailed long-term expectations. For now, it is business as usual for Broadview Security. Our customers should expect the same excellent service to which they have grown accustomed. As with any similar type of merger, detailed communication plans will be developed over time and communicated accordingly.

What do I tell customers if they ask about the merger?

You can tell customers that the Company has signed a definitive agreement to be acquired by Tyco International and that the transaction is expected to close by the third calendar quarter of this calendar year. Customers will not have any disruption to services and should continue to expect the same excellent care and service from Broadview Security.

What do I tell prospects if they ask about the merger?

You can tell prospects that we are still operating as Broadview Security and it is business as usual. The Company has signed a definitive agreement to be acquired by Tyco International and the transaction is expected to close by the third calendar quarter of this calendar year. Prospects will receive the same excellent care and service from Broadview Security that over 1.3 million customers have grown to expect.

What information is being sent to customers regarding the announcement?

Customers may become aware of the merger through news sources or other channels of information. However, at this point, we don’t anticipate specific information being sent directly to customers. We anticipate business as usual for Broadview customers and they can expect no change or disruption in service. Information pertaining to customers regarding this announcement will be posted to MyBroadview.com when available.

What happens to our dealers and business partners as a result of the merger?

In the near term, it is business as usual for the Company, our dealers, and our business partners. The transaction is not expected to close for several months and it is too soon to know all of the specific integration plans that will occur with the combination of two premier security companies.

What does the merger mean to our rebranding initiative?

As announced in today’s press release, Tyco has advised that the two businesses will ultimately be combined under the ADT name. The timing of this integration has yet to be determined. However, during the interim period between today’s announcement and the close of the transaction, we will continue to advertise and drive sales opportunities as Broadview Security as we conduct our usual business practices.

What will happen between today’s announcement and the transaction closing?

Between today’s announcement and the closing, things will be business as usual for Broadview Security. There will be several ‘behind the scenes’ items that have to occur before the transaction will close. Additionally, a Brink’s Home Security Holdings, Inc. shareholder vote will be conducted. Approval from CFL shareholders is required for the transaction to close. Our focus should continue to be on our customers and providing them the award winning service they have come to expect.

How will I be informed of changes as they occur?

We will make every attempt to keep you informed as to the progress of the transaction and changes as they occur. However, since both companies are publicly traded, there are numerous rules that govern communications (internal and external) for both companies. Generally, in transactions of this nature, the flow of information is more of a trickle rather than a constant stream. We will use our best efforts to communicate with employees where there is relevant information to be shared and that is allowable within the rules governing public companies.

How can I get more information regarding the merger and transition?

Since both companies are publicly-traded, there is certain information that is available to the general public. This information may be communicated in the form of press releases and/ or filings with the Securities and Exchange Commission and/or may be in the form of internal communications. Generally, press releases and filings with the SEC can be found at Tyco’s website www.tyco.com, our website at www.investors.broadviewsecurity.com, as well as the SEC’s website www.sec.gov. As information becomes available and we are able to share it, we will do our best to communicate to you.

Will the Broadview Security organizational structure change?

It is too soon to speculate on any organizational changes as a result of the announcement. There will be integration teams assembled to review the business processes at both companies and plans will be created to leverage the talent bases from both companies. Until this transaction closes, we are committed to conducting business as usual.

SAFE HARBOR

Statements in this letter that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties, including risks and uncertainties related to the benefits from, or completion of, the proposed merger transaction. Such risks and uncertainties, include, but are not limited to: failure to obtain necessary regulatory approvals or to satisfy any of the other conditions to the proposed merger transaction, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the proposed merger transaction, failure to realize the expected benefits of the proposed merger transaction, negative effects of announcement or consummation of the proposed merger transaction on the market price of our common stock, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the proposed merger transaction; unanticipated expenses such as litigation or legal settlement expenses, and tax law changes. Actual results could differ materially. For further information regarding risks and uncertainties associated with Tyco’s and Brink’s Home Security Holdings’ businesses, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s and Brink’s Home Security Holdings’ respective SEC filings, including, but not limited to, their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained, with respect to Tyco, by contacting Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540 or at Tyco’s Investor Relations website at http://investors.tyco.com/ under the heading “Investor Relations” and then under the heading “SEC Filings” and with respect to Brink’s Home Security Holdings, by contacting Investor Relations, Brink’s Home Security Holdings, Inc., at 8880 Esters Boulevard, Irving, Texas 75063 or at Brink’s Home Security Holdings’ Investor Relations website at http:/www.investors.brinkshomesecurity.com. Neither Tyco nor Brink’s Home Security Holdings undertake any duty to update any forward-looking statement to conform this statement to actual results or changes in the company’s expectations, except as required by law.

IMPORTANT ADDITIONAL INFORMATION TO BE FILED WITH THE SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Tyco and Brink’s Home Security Holdings will be submitted to the shareholders of Brink’s Home Security Holdings for their consideration. In connection with the proposed merger, Tyco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Brink’s Home Security Holdings that also constitutes a prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of Brink’s Home Security Holdings. INVESTORS AND SECURITY HOLDERS OF BRINK’S HOME SECURITY HOLDINGS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco and Brink’s Home Security Holdings through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained, with respect to Tyco, by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s Investor Relations website at http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings” or, with respect to Brink’s Home Security Holdings, by directing a request to Investor Relations, Brink’s Home Security Holdings, Inc., at 8880 Esters Boulevard, Irving, Texas 75063 or at Brink’s Home Security Holdings’ Investor Relations website at http://www.investors.brinkshomesecurity.com.

PARTICIPANTS IN THE SOLICITATION

Tyco, Brink’s Home Security Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2009 annual meeting of shareholders, filed with the SEC on or about January 15, 2009. Information regarding Brink’s Home Security Holdings’ directors and executive officers is set forth in Brink’s Home Security Holdings’ proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.